SAMSON OIL & GAS LIMITED SPUDS SABRETOOTH PROSPECT
Denver 1600 hours June 24, Perth 0800 hours June 25, 2008

Samson Oil & Gas Limited (“Samson”) advises that the Sabretooth #1 well spudded on the evening of June 21, 2008 and was drilling ahead at approximately 1,400 feet as of the morning of June 24.

The Sabretooth #1 well is located in Brazoria County, Texas in the onshore Gulf Coast Basin. The prospect was delineated by a comprehensive 3D seismic grid, which resulted in a significant off-setting gas/condensate discovery with an amplitude response identical to that observed at Sabretooth. The proposed well is a 14,000 foot test of the Vicksburg Formation and has an estimated contingent recoverable volume of 25 Bcfe. Samson has a 12.5% working interest in the well.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Receipt, each of which represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing
Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied
Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The drilling operations are expected to be conducted in the planned manner, however, drilling could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties, could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.